The following article relating to the Claymore MACROshares Oil Up Tradeable Shares offered by the Claymore MACROshares Oil Up Tradeable Trust and the Claymore MACROshares Oil Up Holding Shares offered by the Claymore MACROshares Oil Up Holding Trust was published on January 17, 2007 by www.thestreet.com. MACRO Securities Depositor, LLC, Claymore Securities Inc. and each of their respective affiliates do not endorse any of the opinions expressed in this article (other than any opinion expressed by any representative of Claymore which is expressly quoted and attributed to such representative in the article) regarding the reason for the premium or discount reflected in the market price of MACROshares or any other issues discussed in this article and do not make any representations as to the accuracy of such opinions. Certain factual misstatements contained in the article are corrected by bracketed language that follows each such misstatement.



ETF
Beware Slippage in Oil Macroshares
By Roger Nusbaum
RealMoney.com Contributor
1/17/2007 2:57 PM EST
URL: http://www.thestreet.com/funds/etf/10332763.html

A few weeks ago I wrote about the two newest Claymore Macroshares: Macroshares Oil Up (UCR) and Macroshares Oil Down (DCR) . These products are proxies for the price of crude oil, without either instrument actually owning crude oil futures. Not so simply, the Oil Up tracks the price of crude while the Oil Down captures the inverse.

There is a balance between the two. According to Claymore, the net asset values of the two issues should add up to $120, because oil was around $60 when the products first listed in December. It's as if both funds shared the same asset pool. The price of one goes up at the expense of the other, due to the transfer of assets back and forth between the two funds. [CORRECTION: This paragraph misstates the way in which MACROshares track the price of oil. No assets are transferred between the two funds except in the case of a redemption of the MACROshares. Changes in the referenced price of crude oil are, instead, reflected by the underlying value or "NAV" of the MACROshares at any point in time. The underlying value at a particular time also represents the final distribution that shareholders would receive if the MACROshares were redeemed at that time. For more information about the manner in which MACROshares track the price of crude oil, please see the section entitled "DESCRIPTION OF THE UP-MACRO HOLDING AND TRADEABLE SHARES" in the prospectus included in the registration statement for the Oil Up MACROshares, file number 333-116566.]

The basic idea was that because this structure is without futures contracts, the consequences of contango and backwardation are removed from the product. That should make it easier (or so the theory goes) for individual investors to invest in the crude oil market without having to be an expert on the dynamics of the futures market.

Recently, a few readers emailed that both Macroshares funds had strayed far from their net asset values. As of Jan. 12, the Oil Up traded at an 11.60% premium, and the Oil Down traded at a 5.06% discount. ETFs generally are structured in such a way that they do not stray from their NAV by any meaningful amount.

I asked Claymore what was happening here and had a very candid conversation with a Macroshares project manager about some of the issues.

There are two big issues at work here that could be causing the premium/discount issue. For now, Claymore is trying to quantify the extent to which each contributes to the divergence.

The first issue is the one that shouldn't be an issue: contango. Contango is the cost of rolling to the next month's contract if next month (or another future month) is priced higher than the current month. Rolling forward to a cheaper contract is called backwardation.

The oil market is currently in a state of contango. The Macroshares must price in the contango, as it turns out, or people with access to the futures market and the American Stock Exchange, where UCR and DCR trade, could arbitrage the two for a huge spread.

This is a fascinating turn of events that Claymore did not expect. The structure was expected to do away with this problem. The way I think of it, market efficiencies have taken over the fund.

The other issue is the order flow. Remember, there's a symbiotic relationship between Oil Up and Oil Down that makes them work together as a proxy. Unfortunately for Claymore, there is far more volume in the Oil Up than in the Oil Down, 2 to 1.

This could become an issue because the various players - the behind-the-scenes folks - who make an ETF work would have to commit capital (a point I stressed in my first column) to keep Oil Up and Oil Down in balance. Claymore is taking steps to enhance distribution, which is what this is about, so that more firms will be involved with the fund and thus more capital can be available to help make this work better. At least, that is the idea.

Whenever I write about a new investment product I try to explore the potential positives, isolate potential risks and urge readers to let some time pass to get a feel for how something trades. The first month's action in the Macroshares is a perfect example of the reason for that caution.

Claymore didn't see this NAV premium/discount problem coming, and I certainly didn't, nor did I read commentary from anyone else who saw this on the horizon. I'm a big believer in exploring new things as they come, but exploring isn't necessarily buying.

Claymore has more Macroshares in the works but wants to solve the issues with the Oil Up and Oil Down products before listing any other products using the same structure.

                                      # # #

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the Claymore MACROshares Oil Up Holding Trust and the Claymore MACROshares Oil Up Tradeable Trust, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents filed by the depositor on behalf of the trusts with the SEC for more complete information about the trusts and the offering described in these documents. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.